OFA Group
609 Deep Valley Drive, Suite 200
Rolling Hills, CA 90274

VIA EDGAR

September 26, 2025

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Nicholas Nalbantian
Cara Wirth

Re:	OFA Group
Registration Statement on Form F-1
Filed August 14, 2025
File No. 333-289618

Ladies and Gentlemen:

OFA Group (the “Company,” “we,” “our” or “us”) hereby transmits its response to the comment letter received from the staff (the “Staff”, “you” or “your”) of the U.S. Securities and Exchange Commission (the “Commission”), dated September 3, 2025, regarding the Company’s Registration Statement on Form F-1 (the “Registration Statement”) filed by the Company to the Commission on August 14, 2025.

For the Staff’s convenience, we have repeated below the Staff’s comment in bold, and have followed each comment with the Company’s response. In response to the Staff’s comments, the Company is filing via Edgar an Amendment No. 1 to the Registration Statement (the “Amendment No. 1”) with this response letter.

Registration Statement on Form F-1|
Prospectus Summary
Overview, page 1

1.

We note your disclosure that in July 2025 you started accepting cryptocurrency payments for traditional architectural services and AI-driven architectural tools and in August 2025 you launched your digital asset strategy to apply to senior housing projects and mortgage transactions. Please expand your disclosure to also describe which cryptocurrencies you accept, whether you will be relying on third-parties to hold your cryptocurrencies, and whether cryptocurrency payments received in connection with your business operations will be considered part of your “cryptocurrency treasure strategy.” If not, please revise to state how you plan to treat the cryptocurrency received in connection with business operations differently, including, if applicable, how you plan on using digital assets to support a mortgage business. Lastly, please make corresponding changes to your Business section and

Risk Factors, as appropriate.

Response: In response to the Staff’s comment, we have revised the disclosures on pages 2 and 71 of the Amendment No. 1.

Recent Developments, page 2

2.	We note your disclosure on page 3 that 80% of the net proceeds from the Equity Facility will be used toward the purchase of cryptocurrency assets in connection with your cryptocurrency treasure strategy. Please update your disclosure here, and in your Cryptocurrency Treasury Strategy sub-section on page 71, to provide a more comprehensive description of your cryptocurrency treasure strategy, including material provisions of the policies and arrangements governing your exchange of cash for BTC, SOL, SUI, and/or other digital assets. Explain why you have opted to pursue this strategy, and disclose how, if at all, such strategy will impact your provision of business operations. Disclose whether you have policies governing the percentage of your treasury holdings that will be held as cryptocurrencies and whether you have policies governing the percentage of each cryptocurrency you intend to purchase. To the extent that you have already purchased cryptocurrency, please revise to disclose your purchases to date. Finally, we note your statements that your strategy includes the purchase of “other crypto assets at our sole discretion.” Please revise to explain, if known, whether there are policies that govern how you will identify such other crypto assets.

Response: In response to the Staff’s comment, we have revised the disclosures on pages 3 and 71 of the Amendment No. 1.

3.	Please identify the third-party advisors, if any, involved in the execution of your cryptocurrency treasure strategy, how you determined to retain or engage with them, and describe their various roles and material terms of your arrangements with them. If you have used the services of third-party advisors, please also clarify whether the Equity Facility investor is affiliated with any of these entities or each other.

Response: In response to the Staff’s comment, we have revised the disclosures on page 3 of the Amendment No. 1.

Risk Factors
Risks Related to Our Bitcoin Treasure Strategy, page 43

4.	We note this sub-section is focused on the bitcoin portion of your treasure strategy; however, in the rest of the registration statement you describe a multi-currency cryptocurrency treasure strategy. Please amend this sub-section to reflect the risks associated with not only bitcoin, but one that specifically addresses the distinct risks related to each of SOL, SUI, and the potential other crypto assets you may purchase as a part of your strategy.

Response: In response to the Staff’s comment, we have revised the disclosures on page 43 of the Amendment No. 1.

***

We thank the Staff in advance for its consideration of the foregoing. Should you have any questions, please do not hesitate to contact our legal counsel, Lijia Sanchez, Esq., of Ellenoff Grossman & Schole LLP, at (212) 370-1300.

Sincerely,

By:	/s/ Li Hsien Wong
Name:	Li Hsien Wong
Title:	Chief Executive Officer

cc:	Lijia Sanchez, Esq.